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SEC Mail Processing Section
FEB 27 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice Financial Products Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street 27th Floor
(No. and Street)

New York NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

Nine Greenway Plaza, Suite 1700 Houston TX 77046
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

OATH OR AFFIRMATION

I, James Donald Rice Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Financial Products Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rice Securities, LLC
dba Rice Financial Products Company
New York, New York

We have audited the accompanying consolidated statement of financial condition of Rice Securities, LLC dba Rice Financial Products Company (the "Company") as of December 31, 2016, and the related notes to the consolidated financial statement. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
Houston, Texas

February 17, 2017

HOUSTON OFFICE 713.667.9147 Tel. ■ 713.667.1697 Fax
Nine Greenway Plaza, Suite 1700 ■ Houston, Texas 77046 ■ www.bvccpa.com

RICE SECURITIES, LLC
dba RICE FINANCIAL PRODUCTS COMPANY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	855,346
Deposits with clearing organizations		100,000
Due from clearing broker		280,306
Accounts receivable		215,380
Accounts receivable – related party		388,509
Other assets		56,610
TOTAL ASSETS	$	1,896,151
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued liabilities	$	133,555
Member's equity		1,762,596
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,896,151

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rice Securities, LLC dba Rice Financial Products Company (the Company) was formed on June 15, 2009. Prior to June 14, 2009, the Company's legal name was Apex Securities Inc., which was incorporated on November 5, 1987 under the laws of the State of Texas, until June 15, 2009. On June 15, 2009, the Company converted from a C corporation to a limited liability company and processed a legal name change to Rice Securities, LLC. The Company has operated under the laws of the State of Delaware since June 15, 2009.

The Company is a wholly-owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company has operated using the dba Rice Financial Products Company since March 8, 2007. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company participates in municipal bond underwritings, provides financial advisory services, and acts as an introducing broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

In June 2009, the Company formed two wholly-owned subsidiaries, Rice Capital Access Program, LLC (RCAP) and Rice Capital Marketing and Servicing, LLC (RCMS). In combination, these entities provide various managerial and administrative services and assistance to the United States Department of Education with respect to its Historically Black College and University Capital Financing Program. As the Designated Bonding Authority for the United States Department of Education's Historically Black College and University (HBCU) Capital Financing Program, RCAP helps refinance outstanding debt and secure needed funding for new projects at very competitive rates for both public and private HBCU institutions.

Basis of Presentation – The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis of Consolidation – The consolidated financial statements include the accounts of RCAP and RCMS. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Receivables are recorded when invoices are issued and are presented in the consolidated statements of financial condition, net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The allowance for doubtful accounts was $-0- at December 31, 2016.

Revenue Recognition – Securities transactions and all related revenues and expenses are recorded in the accounts on a trade-date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting. Management and administrative services income are recognized at the time of transaction closing and invoicing.

Income Taxes – As a single member limited liability company, the Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the sole member, Rice, reports the Company's income or loss on its own tax report.

Uncertain tax positions are recognized in the financial statement only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. At December 31, 2016, the Company did not recognize interest and penalties related to uncertain tax positions or income tax expense.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value. The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2016, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue From Contracts With Customers* (Topic 606), establishing a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. This update provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services and will supersede most of the existing revenue recognition guidance, including industry-specific guidance.

In August 2015, the FASB issued ASU No. 2015-14, *Revenue From Contracts With Customers: Deferral of the Effective Date* (Topic 606), which deferred the effective date of ASU No. 2014-09 for all entities by one year. Therefore, ASU2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period, for public entities, and for annual reporting periods beginning after December 15, 2018, and interim reporting periods beginning after December 15, 2019, for nonpublic entities. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is assessing the method of adoption and the impact this new accounting guidance will have on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The ASU will require most leases to be recognized on the balance sheet as lease assets and lease liabilities and will require both quantitative and qualitative disclosures regarding key information about leasing arrangements. Lessor accounting is largely unchanged. The guidance is effective beginning January 1, 2019 for public companies, and beginning January 1, 2020 for nonpublic companies. The standard may be early adopted and requires a modified retrospective transition approach to apply. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

NOTE 2 – CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions on a fully disclosed basis for all security transactions introduced by the Company. The clearing organization requires a security deposit balance of $100,000 to be maintained by the Company. Additional deposits based on transactions and trade activity may also be required, however no additional deposits were required as of December 31, 2016.

NOTE 3 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2016.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through May 31, 2018. At December 31, 2016, future minimum rental commitments on such leases are as follows:

For the Year Ending December 31,	Amount
2017	326,064
2018	135,860
Total	$ 461,924

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2016, the Company held operating cash of $-0- in excess of federally insured amounts.

Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of individual exchanges.

NOTE 5 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $1,102,097, which exceeds its required net capital of $100,000 by $1,002,097. The Company's ratio of aggregate indebtedness to net capital was .121 to 1 at December 31, 2016.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Rice to provide overhead services. These overhead expenses include operational costs such as rents, payroll, communications and other administrative support services; the overhead fee expense is calculated as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed at least annually. The overhead fee for the year ending December 31, 2016 was approximately $2,164,259, and is reflected in the various expense accounts of the Company. Additionally, the Company has accounts receivable due from Rice for fees due under the management service agreement in the amount of $388,509 at December 31, 2016.

During the year ending December 31, 2016, Rice made capital contributions of $310,000 to maintain minimum net capital requirements

NOTE 7 – CONTINGENCIES

During 2016, the Company settled two outstanding arbitration proceedings arising in the normal course of business. The results of such proceedings in the aggregate were not material, and are reflected in the Company's 2016 Consolidated Statement of Financial Condition.

NOTE 8 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements and Information relating to the Possession of Control Requirements* are not required.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2017, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.

Rice Securities, LLC

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2016

Rice Securities, LLC

(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2016

Table of Contents

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Rice Securities, LLC
dba Rice Financial Products Company
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Rice Securities, LLC dba Rice Financial Products Company (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of canceled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. We were unable to compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers as there were no such adjustments in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting Form SIPC-7 noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

HOUSTON OFFICE 713.667.9147 Tel. ▪ 713.667.1697 Fax
Nine Greenway Plaza, Suite 1700 ▪ Houston, Texas 77046 ▪ www.bvccpa.com

To the Member of
Rice Securities, LLC
dba Rice Financial Products Company
Re: Independent Accountants' Agreed-Upon Procedures Report On
Schedule of Assessment and Payments (Form SIPC-7)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Briggs & Veselka Co.
Houston, Texas

February 17, 2017

RICE SECURITIES, LLC
DBA RICE FINANCIAL PRODUCTS COMPANY
EXHIBIT I – SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE YEAR ENDED DECEMBER 31, 2016

Date Paid	Amount Paid
July 5, 2016	$ 3,807
February 16, 2017	5,392
Total	$ 9,199

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Rice Securities
55 Broad Street, 27th Floor
New York, NY 10004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jay Gettenberg (212) 668-8700

2. A.	General Assessment (item 2e from page 2)		$9,199
B.	Less payment made with SIPC-6 filed (exclude interest) July 26, 2016 (Date Paid)		(5,392)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		3,807
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$3,807
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$3,807	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rice Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of January, 20 17.

Accountant
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 20 16 and ending Dec 31, 20 16
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,910,552
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	64,902
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Historically Black Colleges & Universities Loan Servicing Fees Generated by Subsidiary of the Broker Dealer	2,165,854
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $336	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	336
Total deductions	2,231,092
2d. SIPC Net Operating Revenues	$3,676,460
2e. General Assessment @ .0025	$9,199

(to page 1, line 2.A.)